maxis.

04054150

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

SUPPL

20 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 November 2004 to 15 December 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 November 2004 to 15 December 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
	Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1.	Listing Circular - Maxis Employee Share Option Scheme	17 November 2004 25 November 2004 30 November 2004 06 December 2004 14 December 2004	BMSB Listing Requirements	A
2.	Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Y.Bhg. Dato' Jamaludin Bin Ibrahim	13 November 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	B
3.	General Announcement	29 November 2004 30 November 2004 06 December 2004 07 December 2004 13 December 2004	BMSB Listing Requirements	C
4.	Notice of Book Closure	30 November 2004 02 December 2004	BMSB Listing Requirements	D
5.	Financial Results	30 November 2004	BMSB Listing Requirements	E

APPENDIX A

082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27876 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 195,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 19 November 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28018 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 206,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 29 November 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28111 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 314,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 2 December 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28218 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/12/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 280,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 8 December 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28379 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **14/12/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 822,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 16 December 2004.

APPENDIX B

Exemption File No.
082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-041213-42063**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/12/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Y. Bhg. Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/12/2004**	**50,000**	**9.400**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**350,000**
Direct (%)	:	**0.0141**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**13/12/2004**
Remarks	:	

APPENDIX C

General Announcement
Reference No **MC-041129-39087**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/11/2004**

Type	:	**Announcement**
Subject	:	**ACQUISITION OF HOTLINK TOUCH SDN BHD**

Contents :

The Board of Directors of Maxis Communications Berhad ("**Maxis**" or **the** "**Company**") is pleased to announce that the Company has on 29 November 2004 acquired one (1) share in the share capital of "HOTLINK TOUCH SDN BHD", representing 50% of its issued and paid-up share capital for a total cash consideration of RM1.00 (the "**Acquisition**").

Prior to the Acquisition, the Company held one ordinary share of RM1.00 representing 50% of the issued and paid-up share capital of HOTLINK TOUCH SDN BHD. Pursuant to the Acquisition, HOTLINK TOUCH SDN BHD is now a wholly owned subsidiary of the Company.

Background Information

HOTLINK TOUCH SDN BHD is a private limited company incorporated in Malaysia on 28 August 2004 and has an authorised share capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which two (2) ordinary shares of RM1.00 each have been issued and are fully paid-up as at to-date.

Financial Effects of the Acquisition

The Acquisition is not expected to have any material effect on the earnings and net tangible assets of the Maxis group for the year ending 31 December 2004.

Directors' and/or Substantial Shareholders' Interest and/or Interests of Persons Connected with Directors and/or Substantial Shareholders

None of the Directors or substantial shareholders or any persons connected with any director and/or substantial shareholder of the Company has any interest, directly and indirectly, in the Acquisition.

General Announcement
Reference No MC-041130-66337

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	30/11/2004

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **Third Quarter Results for the Financial Period ending 31 December 2004**

Contents :

Please find below Maxis' Press Release on its Third Quarter Results for the financial period ending 31 December 2004

MAXIS REPORTS STRONG FINANCIAL RESULTS

PBT Grew 70%, PAT Up 62%, Revenue Rose 23%
Declares 3rd gross interim dividend of 6.94 sen

Kuala Lumpur (30 November 2004) – Maxis Communications Berhad ("Maxis") and its subsidiaries continued to register solid profit for the first nine months ended 30 September 2004, with profit before tax ("PBT") increasing 70% to RM1.775 billion compared to the first nine months of 2003 and profit after tax ("PAT") growing 62% to RM1.221 billion.

Revenue for the first nine months grew 23% to RM4.176 billion. Led by this growth in revenue as well as a reduced cost structure, earnings before interest, taxation, depreciation and amortisation ("EBITDA") increased 41% to RM2.417 billion in the first nine months of the year resulting in an EBITDA margin of 57.9%.

Backed by strong fundamentals, the company continued to attract quality subscribers in the face of an increasingly competitive landscape. For the nine-month period, Maxis added 811,000 subscribers bringing the total to 5.275 million.

In view of the company's performance, Maxis declared a third gross interim dividend of 6.94 sen per ordinary share less Malaysian income tax at 28%. This brings the total interim dividends declared for the financial year ending 31 December 2004 to 20.82 sen gross per share.

Maxis' Chairman, Datuk Megat Zaharuddin said, "Our year-to-date and third quarter results demonstrate our organizational agility to deliver a robust financial performance. We are confident of grasping our future growth opportunities that will keep us ahead of the competition."

Meanwhile, Maxis' Chief Executive Officer, Dato' Jamaludin Ibrahim added: "Despite the marked increase in competitive activities this year, we have continued to register strong growth in subscriber, revenue and most importantly, profit. We believe the underlying fundamentals like our quality network and customer services, brand, products and services, and distribution remain strong."

<u>Year To Date Q3 2004 versus Year To Date Q3 2003</u>

Revenue increased by RM792 million from RM3.384 billion recorded in the corresponding period of the preceding year to RM4.176 billion.

Mobile data revenue grew 49% to RM548 million, driven by a 78% growth in the volume of billable SMS. SMS volume grew from 1.805 billion recorded for the first nine months last

year to 3.209 billion till end September 2004 on the back of new tariff plans. Mobile data revenue as a percentage of mobile revenue grew 2% points to end the period at 14%.

EBITDA grew by RM704 million, from RM1.713 billion to RM2.417 billion while EBITDA margin improved to 57.9% as a result of higher revenues and lower cost structure. The normalised EBITDA margin was 54.9%, an overall improvement on the 50.3% recorded in the preceding period.

Third Quarter 2004 versus Second Quarter 2004

Revenue grew 5% or RM69 million to RM1.447 billion from the preceding quarter, driven by higher usage and a 3% increase in subscribers. Mobile data revenue contributed 14.1% of total mobile revenue. It grew by 8% to RM194 million, driven by an 11% growth in SMS volume and healthy take up rate of data services. Postpaid ARPU gained RM2 to RM162 while Prepaid ARPU was RM1 higher at RM61 this quarter.

The normalised EBITDA for the third quarter was RM66 million or 9% higher than the preceding quarter. The previous quarter's reported EBITDA margin of 60.7% benefited from the reversal of Universal Service Obligation provision of RM106 million and other one-off items. The normalised EBITDA for the previous quarter was RM752 million.

The normalised EBITDA margin improved to 56.5%, 2 percentage points more than the 54.5% recorded in the preceding quarter due to continuing focus on cost management, scale efficiency and margin enhancement programmes.

For the third quarter, normalised PBT increased by 16% or RM86 million to RM613 million and normalised PAT increased by 16% to RM403 million, due fundamentally to the higher EBITDA.

Commentary

Based on its results, Maxis is on track to meet the full year target set for 2004 and confident of maintaining its strong show in financial performance and higher returns to shareholders.

According to Jamaludin, the operating fundamentals of the group have remained strong during the quarter under review despite increased competition.

He said that plans are in place to continue to enhance our competitiveness, operational efficiency and product offerings to targeted customer segments to maintain market leadership. "We have responded to the changes in the market place. So far, it has resulted in an encouraging growth," he added.

"Mobile data as a future source of revenue looks very promising as evidenced from the results to date. Revenue from advanced mobile data services (non P2P) increased by 38% and the number of active GPRS customers increased to 498,000, " Jamaludin concluded.

General Announcement
Reference No **MC-041206-58741**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/12/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") PROPOSED PROGRAMMES OF, OFFER FOR SUBSCRIPTION OR PURCHASE OF, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE, RM500.0 MILLION COMMERCIAL PAPERS/MEDIUM TERM NOTES PROGRAMME AND RM500.0 MILLION MEDIUM TERM NOTES PROGRAMME (COLLECTIVELY THE "PROPOSED PROGRAMMES")**

Contents :

Further to the Company's announcement dated 9 November 2004, Maxis is pleased to announce that the Securities Commission has vide its letter dated 2 December 2004 to HSBC Bank Malaysia Berhad, which was received by the Company on 6 December 2004, approved the Proposed Programmes based on the terms and conditions contained therein.

This announcement is dated 6 December 2004.

General Announcement
Reference No **MC-041207-63005**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/12/2004**

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No. S6-22-728-2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following update in relation to the Company's announcements on 11 September 2003, 29 September 2003, 17 March 2004 and 29 July 2004 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd ("the Plaintiff") against the Company and 6 of its subsidiaries (collectively "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

The Case Management which was held on 29 November 2004 was adjourned to 6 December 2004. On 6 December 2004, the Court vacated the trial dates fixed for 18, 19 and 20 January 2005 and set the matter down for further Case Management on 6 September 2005.

This Announcement is dated 7 December 2004.

General Announcement
Reference No **MC-041213-41794**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/12/2004**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") (the "LR") OF DEALINGS OUTSIDE CLOSED PERIOD.**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 13 December 2004 pursuant to Paragraph 14.09(a) of the LR, from Y. Bhg. Dato' Jamaludin Bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM9.40 each on 02 December 2004.

The total number of shares held by Y. Bhg. Dato' Jamaludin Bin Ibrahim after the disposal is 350,000 shares.

This announcement is dated 13 December 2004.

APPENDIX D

Exemption File No.
082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-041130-46039**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/11/2004**

EX-date :**15/12/2004**
Entitlement date :**17/12/2004**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Third Interim Dividend of 6.94 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
(formerly known as Malaysian Share Registration Services Sdn. Bhd.)
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**29/12/2004**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**17/12/2004**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.0694**
Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 28163 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/12/2004**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Third interim dividend of 6.94 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [15 December 2004]

2) The last date of lodgement : [17 December 2004]

3) Date Payable : [29 December 2004]

APPENDIX E

Exemption File No.
082-34780

Financial Results
Reference No **MC-041129-56164**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/11/2004**
Quarterly report for the financial period ended	:	**30/09/2004**
Quarter	:	**3**
Financial Year End	:	**31/12/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 3Q04.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,447,000**	**1,232,000**	**4,176,000**	**3,384,000**
2	Profit/(loss) before tax	**643,000**	**341,000**	**1,775,000**	**1,045,000**
3	Profit/(loss) after tax and minority interest	**433,000**	**234,000**	**1,221,000**	**752,000**
4	Net profit/(loss) for the period	**433,000**	**234,000**	**1,221,000**	**752,000**
5	Basic earnings/ (loss) per shares (sen)	**17.60**	**9.60**	**49.60**	**30.70**
6	Dividend per share (sen)	**6.94**	**0.00**	**20.82**	**0.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share	**1.5800**	**1.3300**

(RM)

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a third gross interim dividend of 6.94 sen per ordinary share less Malaysian income tax at 28% (2003 : Nil) in respect of the financial year ending 31 December 2004 and will be paid on 29 December 2004. The entitlement date for the dividend is 17 December 2004.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter and the nine months ended 30 September 2004 which should be read in conjunction with the audited annual financial statements for the financial year ended 31 December 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/9/2004	QUARTER ENDED 30/9/2003	+ -	**PERIOD ENDED 30/9/2004**	PERIOD ENDED 30/9/2003	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,447**	1,232	+17	**4,176**	3,384	+23
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(370)**	(335)		**(1,012)**	(929)	
Gross profit		**1,077**	897	+20	**3,164**	2,455	+29
Other operating income (*)		**1**	2		**3**	2	
Administrative expenses		**(276)**	(275)		**(785)**	(752)	
Network operation costs		**(168)**	(219)		**(614)**	(559)	
Other operating expenses		**(8)**	(8)		**(13)**	(21)	
Profit from operations	8	**626**	397	+58	**1,755**	1,125	+56
Finance cost		**-**	(11)		**(16)**	(18)	
Integration cost (**)		**17**	(45)		**36**	(62)	
Profit before taxation		**643**	341	+89	**1,775**	1,045	+70
Taxation	18	**(210)**	(107)		**(554)**	(293)	
Profit after taxation		**433**	234	+85	**1,221**	752	+62
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**17.6**	9.6		**49.6**	30.7	
- Diluted	26	**17.4**	9.5		**49.1**	30.5	

Note:

(*) The interest income which was previously shown under the line item "Other operating income", has now been netted off against interest expense under the line item "Finance cost". As such, the corresponding comparatives have been restated to be on a comparable basis.

(**) Write-back of integration cost arising from lower actual costs as compared to estimates.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/9/2004 (Unaudited) RM' m	AS AT 31/12/2003 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	4,119	3,935
Intangible assets		1,192	1,292
Deferred tax asset		281	828
		5,592	6,055
CURRENT ASSETS			
Inventories		130	165
Debtors		623	661
Deposits with licensed banks		1,799	1,013
Cash and bank balances		58	55
		2,610	1,894
CURRENT LIABILITIES			
Provisions for liabilities and charges		71	142
Creditors		1,905	2,185
Borrowings (secured and interest bearing)	22	152	115
Taxation		8	20
Dividends payable		123	-
		2,259	2,462
NET CURRENT ASSETS / (LIABILITIES)		351	(568)
NON-CURRENT LIABILITIES			
Creditors		305	316
Borrowings (secured and interest bearing)	22	532	608
Deferred tax liability		13	12
		850	936
NET ASSETS		5,093	4,551

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	Note	AS AT 30/9/2004 (Unaudited) RM' m	AS AT 31/12/2003 (Audited) RM' m
CAPITAL AND RESERVES			
Share capital		**247**	246
Non-distributable reserves		**3,352**	3,295
Proposed dividend reserve		**-**	492
Retained earnings		**1,493**	518
		5,092	4,551
Minority Interest		**1**	-
		5,093	4,551
NET TANGIBLE ASSETS PER SHARE (RM)		**1.58**	1.33

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Period ended 30/9/2004	Issued and fully paid: Number of shares	Issued and fully paid: Nominal value	Non-distributable: Share premium	Non-distributable: Capital redemption reserve	Distributable: Proposed dividend reserve	Distributable: Retained earnings	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2004	2,458	246	3,294	1	492	518	4,551
Movements for the period							
Issue of ordinary shares:							
- 12,644,000 ordinary shares pursuant to the ESOS[(1)]	12	1	57	-	-	-	58
Profit after taxation for the 9 month period	-	-	-	-	-	1,221	1,221
Interim dividend for the financial year ended 31/12/2003	-	-	-	-	(246)	-	(246)
Final dividend for the financial year ended 31/12/2003	-	-	-	-	(246)	-	(246)
First interim dividend for the financial year ending 31/12/2004	-	-	-	-	-	(123)	(123)
Second interim dividend for the financial year ending 31/12/2004	-	-	-	-	-	(123)	(123)
Balance as at 30/9/2004	2,470	247	3,351	1	-	1,493	5,092

Period ended 30/9/2003	Issued and fully paid: Number of shares	Issued and fully paid: Nominal value	Non-distributable: Share premium	Non-distributable: Capital redemption reserve	Proposed dividend reserve	Accumulated losses	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2003	2,451	245	3,265	1	368	(831)	3,048
Movements for the period							
Issue of ordinary shares:							
- 4,986,000 ordinary shares pursuant to the ESOS[(1)]	5	1	21	-	-	-	22
Profit after taxation for the 9 month period	-	-	-	-	-	752	752
Interim dividend for the financial year ended 31/12/2002	-	-	-	-	(147)	-	(147)
Final dividend for the financial year ended 31/12/2002	-	-	-	-	(221)	-	(221)
Balance as at 30/9/2003	2,456	246	3,286	1	-	(79)	3,454

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS").

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 30/9/2004 RM' m	PERIOD ENDED 30/9/2003 RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		**1,221**	752
Adjustments for:			
Depreciation of property, plant and equipment		**562**	534
Interest income		**(32)**	(28)
Interest expense		**48**	46
Taxation	18	**554**	293
Allowance/(write-back of allowance) for:			
- inventories' obsolescence		**38**	(7)
- doubtful debts		**(17)**	6
Bad debts written off		**38**	33
Amortisation of intangible assets		**100**	53
Provision/(write-back of provision) for:			
- staff incentive scheme		**17**	9
- legal claims and network construction costs		**(13)**	34
- site rectification works		**(44)**	-
		1,251	973
Operating profit before changes in working capital		**2,472**	1,725
Changes in working capital		**(253)**	(377)
Cash generated from operations		**2,219**	1,348
Interest received		**32**	28
Taxation paid		**(36)**	(215)
Payments under staff incentive scheme		**(25)**	(21)
Payments under site rectification works		**(6)**	-
Net cash flow from operating activities		**2,184**	1,140
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash flow on acquisition of a subsidiary		**-**	(1,333)
Purchase of property, plant and equipment		**(745)**	(554)
Part payment of the 3G spectrum assignment licence fees		**(8)**	(10)
Net cash flow from investing activities		**(753)**	(1,897)

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/9/2004	PERIOD ENDED 30/9/2003
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	**-**	(5)
Repayment of promissory notes	**-**	(14)
Repayment of syndicated loans	**(38)**	-
Repayment of term loans	**-**	(6)
Proceeds from issuance of shares	**58**	22
Dividends paid	**(614)**	(368)
Interest paid	**(48)**	(46)
Proceeds from issuance of shares to minority interest	**1**	-
Net cash flow from financing activities	**(641)**	(417)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**790**	(1,174)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**1,067**	1,850
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**1,857**	676

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the MASB Standard 26 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's annual financial statements for the financial year ended 31 December 2003. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 December 2003.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year except as disclosed in Note 15 of the explanatory notes.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	10,253	47	12,644	58

7. DIVIDENDS PAID

Subsequent to the quarter under review, the second interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM123,471,343 in respect of the financial year ending 31 December 2004, was paid on 5 October 2004.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services, and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

The segment information for the quarter ended 30 September 2004 reflects a realignment of assets supporting the mobile and fixed business segments. This is the result of the internal reorganisation implemented by the Group in the fourth quarter ended 31 December 2003. In line with this, the use of certain assets were reorganised to realise network operation efficiencies as well as to reflect the current network utilisation. Consequently, the inter-segment revenue previously recognised by the fixed business segment has ceased.

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2004	QUARTER ENDED 30/9/2003	**PERIOD ENDED 30/9/2004**	PERIOD ENDED 30/9/2003
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
External revenue	**1,367**	1,151	**3,937**	3,158
Inter-segment revenue	**12**	13	**35**	30
	1,379	1,164	**3,972**	3,188
Fixed services				
External revenue	**51**	38	**137**	98
Inter-segment revenue	**5**	94	**20**	278
	56	132	**157**	376
International gateway services				
External revenue	**29**	43	**102**	128
Inter-segment revenue	**37**	23	**130**	66
	66	66	**232**	194
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**16**	-	**64**	1
	16	-	**64**	1
Total reportable segments	**1,517**	1,362	**4,425**	3,759
Eliminations	**(70)**	(130)	**(249)**	(375)
Total Group Revenue	**1,447**	1,232	**4,176**	3,384

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2004	QUARTER ENDED 30/9/2003	PERIOD ENDED 30/9/2004	PERIOD ENDED 30/9/2003
Segment Results	RM' m	RM' m	RM' m	RM' m
Mobile services	627	329	1,734	937
Fixed services	9	69	(1)	195
International gateway services	8	4	50	2
Other operations	(18)	(5)	(27)	(9)
Eliminations	-	-	(1)	-
Profit from operations	626	397	1,755	1,125
Finance cost	-	(11)	(16)	(18)
Integration cost	17	(45)	36	(62)
Profit before taxation	643	341	1,775	1,045
Taxation	(210)	(107)	(554)	(293)
Profit after taxation	433	234	1,221	752

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 30 September 2004.

(b) Investment properties

There were no investment properties during the quarter and as at 30 September 2004.

10. MATERIAL SUBSEQUENT EVENTS

There were no material subsequent events as at 23 November 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited annual financial statements for the financial year ended 31 December 2003, there has been no significant change in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 23 November 2004 were as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	684
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	4
- Others	23
	27
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

(b) Contingent assets

There were no contingent assets as at 23 November 2004.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 30 September 2004 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	396
- not contracted for	870
	1,266

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Standard 8 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/9/2004	BALANCES DUE FROM/(TO) AS AT 30/9/2004
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	6	3
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	18	-
- Binariang Satellite Systems Sdn. Bhd. (transponder lease rental)	16	(6)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	20	(9)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	8	(2)

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2004 versus 2nd Quarter 2004)

Financial indicators (RM'm)	3rd Quarter 2004	2nd Quarter 2004	Variance	% Variance
Revenue	**1,447**	1,378	**69**	**5%**
EBITDA	**831**	837	**(6)**	**(1%)**
EBITDA margin (%)	**57.4**	60.7	**(3.3)**	**-**
Profit before taxation ("PBT")	**643**	631	**12**	**2%**
Profit after taxation ("PAT")	**433**	462	**(29)**	**(6%)**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,257**	1,244	**13**	**1%**
- Prepaid	**4,018**	3,878	**140**	**4%**
- Total	**5,275**	5,122	**153**	**3%**
ARPU (RM)				
- Postpaid	**162**	160	**2**	**1%**
- Prepaid	**61**	60	**1**	**2%**
Monthly MOUs (minutes)				
- Postpaid	**459**	449	**10**	**2%**
- Prepaid	**135**	136	**(1)**	**(1%)**
Data revenue (RM' m)	**194**	180	**14**	**8%**
SMS messages (' m)	**1,166**	1,050	**116**	**11%**

During the quarter, the Group added 153,000 subscribers or an estimated 23% share of net additions, in an environment of increased price competition.

However, the Group recorded a revenue growth of 5%, representing an improvement of 3% point over the previous quarter, driven by increased usage from an enlarged subscriber base. Underlying EBITDA margin improved 2% points to 56.5% from 54.5%.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2004 versus 2nd Quarter 2004) (Continued)

Revenue

Revenue was 5% higher driven mainly by increased usage and subscribers. The increase of 153,000 subscribers this quarter brought the total base to 5.275 million representing an estimated 40.4% market share. An 11% growth in SMS volume on the back of tariff changes contributed to an 8% higher mobile data revenue. This represents 14.1% of total mobile revenue.

Our marketing initiatives to date have helped to increase total MOU and SMS in general. SMS volume specifically increased 11% compared to 6%, resulting in mobile data revenue increasing by 8% versus 3% in the previous quarter respectively. The Group launched numerous innovative products and services this quarter such as Caller Ring Tones, Friend Finder, Enterprise SMS and the 256K SIM card.

Postpaid and prepaid ARPU increased by RM2 and RM1 to RM162 and RM61 respectively. The increase in postpaid ARPU was contributed by higher MOU usage whilst prepaid ARPU increased primarily due to higher volume of SMS.

EBITDA and EBITDA margin

The underlying EBITDA for the current quarter was RM66 million or 9% higher than the preceding quarter. The underlying EBITDA margin was 56.5% (adjusting for a RM13 million reversal of a legal provision upon lower settlement), an improvement of 2% points over the underlying 54.5% recorded in the preceding quarter due to the continuing focus on costs management, scale efficiency and margin enhancement programmes. The last quarter's reported EBITDA of 60.7% had benefited largely from the reversal of Universal Service Obligation of RM106 million.

PBT and PAT

PBT increased by RM12 million to RM643 million this quarter resulting mainly from lower depreciation charges. PAT was RM433 million, 6% lower than the prior quarter due to higher taxation charges.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2004 versus YTD 2003)

Financial indicators (RM'm)	YTD 2004	YTD 2003	Variance	% Variance
Revenue	**4,176**	3,384	**792**	**23%**
EBITDA	**2,417**	1,713	**704**	**41%**
EBITDA Margin (%)	**57.9**	50.6	**7.3**	-
Profit before taxation ("PBT")	**1,775**	1,045	**730**	**70%**
Profit after taxation ("PAT")	**1,221**	752	**469**	**62%**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,257**	1,204	**53**	**4%**
- Prepaid	**4,018**	2,841	**1,177**	**41%**
- Total	**5,275**	4,045	**1,230**	**30%**
ARPU (RM)				
- Postpaid	**161**	167	**(6)**	**(4%)**
- Prepaid	**61**	64	**(3)**	**(5%)**
Monthly MOUs (minutes)				
- Postpaid	**446**	436	**10**	**2%**
- Prepaid	**139**	161	**(22)**	**(14%)**
Data revenue (RM' m)	**548**	367	**181**	**49%**
SMS messages (' m)	**3,209**	1,805	**1,404**	**78%**

Revenue

Revenue grew 23% to RM4,176 million compared to the corresponding preceding year mainly due to higher subscribers and usage. Subscribers grew 1.230 million bringing our base to 5.275 million subscribers, 30% more than the corresponding preceding year. This represents an estimated market share of 40.4%, an increase of 1.2% points over the 39.2% market share in the corresponding preceding year.

Postpaid and prepaid ARPU decreased RM6 and RM3 to RM161 and RM61 respectively. Postpaid ARPU declined partly due to impact of tariff changes and lower recurring fees as more subscribers qualify for rebates under the Advantage Savings programmes. Prepaid ARPU decreased primarily due to an expanding customer base. But more importantly, given the cost efficiency, economies of scale and cost management initiatives undertaken, EBITDA margin has increased significantly to 57.9% compared to 50.6% in the corresponding preceding year.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2004 versus YTD 2003) (Continued)

Revenue (continued)

Mobile data revenue increased significantly by 49% to RM548 million primarily due to increase in SMS volume by 78%. Revenue from advanced mobile data services (non P2P) increased by 38%. Active GPRS customers increased from 71,000 to 498,000.

EBITDA and EBITDA margin

Reported EBITDA grew 41% to RM2,417 million and EBITDA margin improved 7.3% points to 57.9% benefiting from cost management initiatives and economies of scale reached. On an underlying basis, EBITDA margin improved from 50.3% in the corresponding preceding year to 54.9% this year.

PBT and PAT

PBT and PAT ended at RM1,775 million and RM1,221 million, an increase of 70% and 62% respectively compared to the corresponding period.

16. CURRENT YEAR PROSPECTS

Operating fundamentals have remained strong in spite of the increasingly competitive environment. During the quarter we continued with initiatives to improve operating efficiency and have successfully responded to the competitive condition in the market. We continued to develop premium product offerings for targeted customer segments, and expand mobile coverage to maintain market leadership. Mobile data as a future source of revenue growth looks very promising as evidenced from the results to date. The group continues to evaluate opportunities for strategic investment and long-term growth, and is finalising new strategies to further restructure costs.

Barring any unforeseen circumstances, the Board of Directors expects the performance of the Group for the current financial year to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED 30 SEPTEMBER 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2004	QUARTER ENDED 30/9/2003	**PERIOD ENDED 30/9/2004**	PERIOD ENDED 30/9/2003
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current tax	**2**	126	**7**	309
Deferred tax	**208**	(19)	**547**	(16)
	210	107	**554**	293

The tax charge for the current quarter mainly represents the utilisation of deferred tax assets against taxable profits in two subsidiaries.

The effective tax rate for the current quarter is 32.7%, which is above the statutory tax rate of 28% due mainly to the consolidation adjustment for goodwill not available for relief at Group level and the non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(i) Grant of an option to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS")

On 29 September 2003, Maxis' shareholders had approved Maxis to take such steps as shall be within its power to approve and cause Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis, to grant an option to MBNS to subscribe for ordinary shares in AWT, as would represent up to 25% of the enlarged share capital of AWT at par value of RM1.00 each ("Option"). The Option was subsequently granted by AWT to MBNS, exercisable by MBNS or its affiliate.

MBNS' affiliate, MBNS Multimedia Technologies Sdn Bhd ("MMT"), had on 25 May 2004 exercised the Option to subscribe for 833,334 ordinary shares in AWT for a total subscription price of RM833,334, representing 25% of the enlarged issued and paid up capital of AWT.

On 25 August 2004, the Company announced that MMT, had on 19 August 2004 completed the exercise of the Option with the payment of subscription monies totalling RM833,334 to AWT for the issuance and allotment of 833,334 ordinary shares of RM1.00 each representing 25% of the enlarged issued and paid-up share capital of AWT. The shareholders' agreement was subsequently entered into between MMT, AWT and the Company on 25 August 2004 to give effect to the parties' intentions and to regulate their relationship as shareholders of AWT and the conduct of business and affairs of AWT and AWT's wholly-owned subsidiary, UMTS (Malaysia) Sdn Bhd.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (Continued)

(ii) (a) Proposed RM500 million Commercial Paper/Medium Term Note Programme; and
(b) Proposed RM500 million Medium Term Note Programme
(collectively, the "Proposed Programmes")

On 9 November 2004, the Company had announced that the Company intends to undertake the above proposals. The funds raised from the Proposed Programmes would enable Maxis and its subsidiaries to utilise the same to refinance existing debt, to finance capital expenditure which include purchase of equipment, software, and financing of construction/installation cost for the network and for other general funding requirements and general corporate purposes.

The Proposed Programmes are subject to the Securities Commission ("SC")'s approval. Application in relation to the Proposed Programmes to the SC was submitted on 10 November 2004. Further announcement would be made as and when the SC approval is obtained and when the facility under the Programme is drawn down.

(iii) Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap")

The Company announced previously that a related party transaction was entered into by Maxis Multimedia, a wholly-owned subsidiary of the Company, and Mavcap via a Memorandum of Understanding dated 11 June 2003, to collaborate in developing a community of local mobile content and application partners. The formalisation of the collaboration framework is expected to be completed by the fourth quarter of 2004.

Save as disclosed above, there are no other disclosures that are required to be made as at 23 November 2004.

22. BORROWINGS

The borrowings as at 30 September 2004 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Syndicated loan [1]	152	532	684

Note

[1] The original syndicated loan of USD200 million (RM760 million) has been fully hedged and it has been paid down to RM684 million. The syndicated loan is secured by way of a legal charge over all the ordinary shares owned by the Company in Maxis Mobile Sdn Bhd ("MM"), a subsidiary, comprising 100% of the total issued and paid up share capital in MM and all other preference shares in MM which may from time to time be issued or allotted to the Company, together with all rights and benefits accruing thereto from time to time. Please refer to Note 23 (2) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 23 November 2004.

(2) Currency hedge

There were no changes in the arrangement entered into by MM, a subsidiary, to fully hedge the USD200 million (RM760 million) loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

24. CHANGES IN MATERIAL LITIGATION

On 29 October 2004, the Company had announced that the wholly owned subsidiary, Maxis Broadband Sdn. Bhd. ("Maxis Broadband") and three of the housing developers who had made claims against Maxis Broadband for alleged failure by Maxis Broadband to provide certain services relating to the supply of telecommunications infrastructure to their housing development projects, have on this date settled these issues. With the settlement, the outstanding claims against Maxis Broadband by the remaining housing developers totals approximately RM4 million.

Save as disclosed above and in the previous quarterly financial report, there has been no other material change in the status of the reported litigations as at 23 November 2004 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors have declared a third gross interim dividend of 6.94 sen per ordinary share less Malaysian income tax at 28% (2003:Nil) in respect of the financial year ending 31 December 2004 and will be paid on 29 December 2004. The entitlement date for the dividend payment is 17 December 2004.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to the Depositor's securities account before 4.00 pm on 17 December 2004 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

The total dividend for the current financial year ending 31 December 2004 is 20.82 sen per ordinary share less Malaysian income tax at 28%.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/9/2004	QUARTER ENDED 30/9/2003	**PERIOD ENDED 30/9/2004**	PERIOD ENDED 30/9/2003
(1) Basic earnings per share					
Net profit after taxation for basic earnings per share	(RM' m)	**433**	234	**1,221**	752
Weighted average number of ordinary shares in issue	(' m)	**2,466**	2,453	**2,462**	2,452
Basic earnings per share:	(sen)	**17.6**	9.6	**49.6**	30.7
(2) Diluted earnings per share					
Net profit after taxation for diluted earnings per share	(RM' m)	**433**	234	**1,221**	752
Weighted average number of ordinary shares in issue	(' m)	**2,466**	2,453	**2,462**	2,452
Adjusted for share options granted	(' m)	**26**	15	**25**	10
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,492**	2,468	**2,487**	2,462
Diluted earnings per share:	(sen)	**17.4**	9.5	**49.1**	30.5

As at 30 September 2004, 84,809,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
30 November 2004
Kuala Lumpur

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

2

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **November, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	206,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **128,000** shares	-	RM4.36	-
[c] Amount paid on **78,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **128,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **78,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of **November, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,472,226,000** shares of RM0.10 each and the paid-up capital is **RM247,222,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **48,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **75,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **61,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	206,000

Dated this 24 day of **November, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **November, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	314,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **161,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **144,000** shares	-	RM5.13	-
[c]	Amount paid on **5,000** shares	-	RM6.47	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **161,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **144,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM6.37	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of November , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,472,540,000** shares of RM0.10 each and the paid-up capital is **RM247,254,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**49,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**190,000**
	(c)	the number of shares allotted to non-citizens	**5,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	64,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	314,000

Dated this 29 day of November , 2004

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **24** day of **November, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	280,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **132,000** shares	-	RM4.36	-
[c] Amount paid on **128,000** shares	-	RM5.13	-
[c] Amount paid on **20,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **132,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **128,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **20,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 03 day of **December, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,472,820,000** shares of RM0.10 each and the paid-up capital is **RM247,282,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**135,000**
	(c)	the number of shares allotted to non-citizens	**33,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**65,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	28,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	280,000

Dated this 03 day of **December, 2004**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **November**, **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	410,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **238,000** shares	-	RM4.36	-
[c] Amount paid on **117,000** shares	-	RM5.13	-
[c] Amount paid on **50,000** shares	-	RM5.34	-
[c] Amount paid on **5,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **238,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **117,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM5.24	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **December, 2004**

……………………………………
DATO' JAMALUDIN IBRAHIM
Director

……………………………………
DIPAK KAUR D/O SANGAT SINGH
LS No. 006204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,473,230,000** shares of RM0.10 each and the paid-up capital is **RM247,323,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**102,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**230,000**
	(c)	the number of shares allotted to non-citizens	**50000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	28,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	410,000

Dated this 06 day of **December, 2004**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **02** day of **December, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	449,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **261,000** shares	-	RM4.36	-
[c] Amount paid on **166,000** shares	-	RM5.13	-
[c] Amount paid on **22,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **261,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **166,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **22,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **December, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,473,679,000** shares of RM0.10 each and the paid-up capital is **RM247,367,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**73,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**316,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**30,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	449,000

Dated this 13 day of **December, 2004**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **06** day of **December, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	373,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **233,000** shares	-	RM4.36	-
[c] Amount paid on **3,000** shares	-	RM4.80	-
[c] Amount paid on **137,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **233,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **137,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **December, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,474,052,000** shares of RM0.10 each and the paid-up capital is **RM247,405,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**74,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**227,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**45,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	373,000

Dated this 13 day of **December, 2004**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000